October 15, 2019

Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Fl
New York, NY 10017

       Re: Digital Brand Media & Marketing Group, Inc.
           Form 10-K for the fiscal year ended August 31, 2018
           Filed December 14, 2018
           File No. 000-52838

Dear Ms. Perry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services